Filed pursuant to Rule 433

Registration No. 333-277590

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated March 6, 2024

$1,000,000,000

6.500% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054

Issuer:	Prudential Financial, Inc.

Securities:	6.500% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054

Principal Amount:	$1,000,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Maturity Date:	March 15, 2054

Interest Rate and Interest Payment Dates:	(i) 6.500%, accruing from and including March 11, 2024 to but excluding March 15, 2034 or any earlier redemption date; (ii) from and including March 15, 2034, during each interest period at an annual rate equal to the five-year Treasury rate as of the most recent reset interest determination date, in each case to be reset on each interest reset date, plus 2.404%, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2024, and on the maturity date.

Day Count Convention:	30/360

Optional Redemption:	Redeemable in whole at any time or in part, (i) from time to time during the three-month period prior to, and including, March 15, 2034, or the three-month period prior to, and including each subsequent interest reset date, in each case at 100% of the principal amount of the notes being redeemed, and (ii) prior to December 15, 2033, at a redemption price equal to the greater of (x) the principal amount of the notes being redeemed and (y) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes being redeemed discounted to the redemption date (assuming the notes matured on December 15, 2033) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “treasury rate” (as defined in the Preliminary Prospectus Supplement), plus 40 basis points, less interest accrued to the redemption date; in each case, plus accrued and unpaid interest to but excluding the date of redemption;

provided that if the notes are not redeemed in whole, at least $25 million aggregate principal amount of the notes, excluding any notes held by us or any of our affiliates, must remain outstanding after giving effect to such redemption and all accrued and unpaid interest, including deferred interest, must be paid in full on all outstanding notes for all interest periods ending on or before the date of redemption.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or a regulatory capital event, their principal amount plus accrued and unpaid interest to but excluding the date of redemption or (ii) in the case of a rating agency event, 102% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption.

Offering Price:	100.000%

Underwriting Discount:	1.000% of principal amount, $10,000,000 total

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated March 6, 2024, incorporating the prospectus dated March 1, 2024. If there is any discrepancy or contradiction between this Final Term Sheet and the Preliminary Prospectus Supplement, this Final Term Sheet shall prevail.

Proceeds (after underwriting discount and before expenses) to the Issuer:	$990,000,000 (99.000% of principal amount)

Pricing Date:	March 6, 2024

Settlement Date:	March 11, 2024 (T+3)**

CUSIP/ISIN:	744320BP6 / US744320BP63

Anticipated Security Ratings*:	Moody’s (Exp): Baa1 S&P (Exp): BBB+ Fitch (Exp): BBB

Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	MUFG Securities Americas Inc. Natixis Securities Americas LLC Santander US Capital Markets LLC Standard Chartered Bank U.S. Bancorp Investments, Inc.

Junior Co-Managers:	Academy Securities, Inc. CastleOak Securities, L.P. Drexel Hamilton, LLC Siebert Williams Shank & Co., LLC

*

The rating of the 6.500% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 (the “Notes”) should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Pricing Date will be required, by virtue of the fact that the Notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751, Barclays Capital Inc. at (888) 603-5847, Goldman Sachs & Co. LLC at (866) 471-2526, HSBC Securities (USA) Inc. at (866) 811-8049, J.P. Morgan Securities LLC at (212) 834-4533 and Morgan Stanley & Co. LLC at (866) 718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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